 Exhibit 99.11

BUDGET 2020

Fiscal Plan

Update

2020–23

Fiscal Plan 2020-23 Update

A revision has been made to the 2020-23 Fiscal Plan tabled on February 27, 2020 as a result of the serious threat posed by the COVID-19 coronavirus global pandemic.

In response to the escalating number of cases, aggressive public health measures are being implemented provincewide to limit the spread of COVID-19 and protect Albertans after new cases appear to be spreading into community settings. At this time, additional public health measures include immediate cancellation of all K-12 and post-secondary classes, as well as closure of all licensed child care facilities and out of school care programs in Alberta.

The Government of Alberta announced that it is providing an additional $500 million in 2020-21 to the Ministry of Health for the provincial response to the COVID-19 pandemic to keep Albertans safe. The new funding is in addition to the $20.6 billion originally included for the Ministry of Health in the 2020-21 Government Estimates tabled on February 27, 2020.

The government is committed to and focused on dealing with the crisis at hand and is working closely with its partners, including municipal governments and Indigenous leaders.

The top priority is to contain the outbreak and keep Albertans safe and protected.

A revised Consolidated Fiscal Summary is provided reflecting the $500 million increase to the Ministry of Health for emergency assistance in 2020-21.

Overall borrowing requirements have been updated to reflect this addition spending.

All other revenue and spending amounts in the Consolidated Fiscal Summary remain unchanged from those published on February 27, 2020.

©2020 Government of Alberta | Published: March 2020

	Consolidated Fiscal Summary (millions of dollars)

		2018-19	2019-20		2020-21	2021-22	2022-23
	Statement of Operations	Actual	Budget	Forecast	Estimate	Target	Target
1	Total Revenue	49,607	50,016	50,948	49,979	54,036	58,061
	Expense
2	Operating expense (net of in-year savings)	48,417	48,199	48,605	47,792	47,506	47,413
3	% change from prior year	4.0	(0.5)	0.4	(1.7)	(0.6)	(0.2)
4	Disaster and emergency assistance	507	636	1,202	500	-	-
5	Capital grants	1,952	2,086	1,800	2,302	2,124	2,093
6	Amortization / inventory consumption / loss on disposals	3,651	3,691	3,833	3,856	3,933	3,954
7	Debt servicing costs – general	1,074	1,246	1,098	1,158	1,307	1,361
8	Debt servicing costs – Capital Plan	897	1,019	980	1,347	1,473	1,609
9	Pension provisions	(190)	(337)	(310)	(415)	(354)	(272)
10	Expense	56,312	56,540	57,208	56,539	55,991	56,155
11	Surplus / (deficit) before CBR / contingency / forecast allowance	(6,705)	(6,524)	(6,260)	(6,560)	(1,955)	1,906
12	Crude-by-rail provision (CBR - Energy)	6	1,500	1,280	-	-	-
13	Contingency and disaster and emergency assistance	-	680	-	750	750	750
14	Revenue forecast allowance	-	-	-	-	-	450
15	Surplus / (Deficit)	(6,711)	(8,704)	(7,540)	(7,310)	(2,705)	706
	Capital Plan
16	Capital grants	1,952	2,086	1,800	2,302	2,124	2,093
17	Capital investment	4,105	4,119	3,994	4,687	4,318	3,730
18	Total Capital Plan	6,057	6,206	5,794	6,989	6,442	5,823
	Cash adjustments / borrowing requirements	(at March 31)
19	Cash at start of year	1,661	6,342	6,342	2,500	2,500	2,500
20	Surplus / (deficit)	(6,711)	(8,704)	(7,540)	(7,310)	(2,705)	706
21	Cash adjustments (for details, see table on page 215)
22	Retained income of funds and agencies	(1,191)	(42)	201	(304)	(1,141)	(1,331)
23	Other cash adjustments	(817)	(511)	234	235	(255)	(192)
24	Capital cash adjustments	1,904	1,777	1,735	2,103	2,172	2,234
	Total cash requirements	(6,815)	(7,480)	(5,370)	(5,276)	(1,929)	1,417
25	Cash to be transferred next year / from prior-year final results	(854)	854	854	-	-	-
26	Pre-borrowing for cash management purposes	7,198	3,500	2,500	2,500	2,500	5,000
27	Direct borrowing required (without pre-borrowing)	5,153	283	(1,826)	2,776	(571)	(3,917)
28	Cash at end of year	6,342	3,500	2,500	2,500	2,500	5,000
	Taxpayer-supported Liabilities / Borrowing	(at March 31)
	Liabilities for Capital Projects
29	Opening balance	29,339	33,597	33,597	37,228	41,482	45,528
30	Alternative financing (P3s – public-private partnerships)	128	113	113	151	46	-
31	Direct borrowing	4,177	3,320	3,565	4,100	4,006	3,829
32	Re-financing of existing debt	500	3,899	3,899	3,071	1,753	1,669
33	Principal repayments / amortization of debt issue costs	(547)	(3,946)	(3,946)	(3,068)	(1,759)	(1,681)
34	Total Liabilities for Capital Projects	33,597	36,983	37,228	41,482	45,528	49,345
	Borrowing for the Fiscal Plan / Other General Purposes
35	Opening balance	19,227	29,060	29,060	30,648	35,924	37,853
36	Direct borrowing for Fiscal Plan	12,351	3,783	674	5,276	1,929	1,083
37	Other general purpose borrowing (short-term; reserve; ASHC)	(2,518)	2,364	1,314	-	-	-
38	Re-financing of existing debt	-	-	-	-	1,926	1,603
39	Principal repayments	-	(400)	(400)	-	(1,926)	(1,603)
40	Total Borrowing for the Fiscal Plan / Other	29,060	34,807	30,648	35,924	37,853	38,936
41	Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan / Other	62,657	71,790	67,876	77,406	83,381	88,281
42	Percentage of nominal Alberta GDP	18.2%	19.9%	19.4%	21.3%	21.7%	21.7%